Issuer Free Writing Prospectus dated March 22, 2017

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated March 20, 2017

Registration No. 333-216531

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 20, 2017 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-216531) of Tandem Diabetes Care, Inc. relating to these securities.

The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1438133/000119312517088424/d355394ds1a.htm. The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, which are included therein, before deciding to invest in these securities. Unless otherwise stated or the context otherwise requires, references in this free writing prospectus to “we” and “us” refer to Tandem Diabetes Care, Inc.

Issuer:	Tandem Diabetes Care, Inc.

Common stock offered by us in this offering:	18,000,000 shares (or 20,700,000 shares if the underwriters fully exercise their option to purchase additional shares)

Public offering price:	$1.25 per share

Sole Book-Running Manager:	Piper Jaffray & Co.

Co-Managers:	Oppenheimer & Co. Inc. Wedbush Securities Inc.

Use of proceeds:	We estimate that our net proceeds from the sale of 18,000,000 shares of our common stock in this offering will be approximately $20.7 million, or $23.8 million if the underwriters fully exercise their option to purchase 2,700,000 additional shares, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See the section entitled “Use of Proceeds” in the Preliminary Prospectus for additional information.

We have filed a registration statement (which includes a prospectus) with the Securities and Exchange Committee (the “SEC”) for the offering to which this communication relates. Before you invest in this offering, you should read the prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Piper Jaffray & Co. at 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attention: Prospectus Department, or by calling (800) 747-3924, or by emailing prospectus@pjc.com.